SIMPSON THACHER & BARTLETT

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3 GARDEN ROAD, CENTRAL
HONG KONG

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
+852-2514-7660	dfertig@stblaw.com

January 17, 2020

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Andrew Blume, Staff Accountantl

Jennifer Thompson, Accounting Branch Chief

Re:                             Alibaba Group Holding Ltd

Form 20-F for the Fiscal Year Ended March 31, 2019

Form 6-K filed November 13, 2009

Response Dated December 4, 2019

File No. 001-36614

Ladies and Gentlemen:

On behalf of our client, Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (together with its subsidiaries, the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 18, 2019 (the “December 18 Comment Letter”), relating to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2019 filed with the Commission on December 4, 2019 (the “2019 20-F”) and Form 6-K filed with the Commission on November 13, 2009 (the “2019 6-K”).

Set forth below are the Company’s responses to the Staff’s comments in the December 18 Comment Letter.  The Staff’s comments are retyped below for ease of reference.

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daniel fertig	adam C. furber	MAKIKO HARUNARI	Ian C. Ho	anthony d. king	celia c.l. lam	chris k.h. lin	jin hyuk park	kathryn king sudol	christopher k.s. wong

resident partners

simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Form 20-F for the Fiscal Year Ended March 31, 2019

Item 18. Financial Statements

Notes to Consolidated Financial Statements

4. Significant restructuring transaction, mergers and acquisitions and investments

(b) Acquisition of Alibaba Pictures Group Limited (“Alibaba Pictures”), page F-41

1. We note your response to comment 1 and have the following comments:

•                  With reference to ASC 810-10-25, please tell us more about the significant financial and operating decisions of Alibaba Pictures that you identified as being made in the ordinary course of business. Tell us which of these decisions are made by Alibaba Pictures’ board of directors and which of these decisions can be put to a shareholder vote to assist us in better understanding your analysis of consolidation and deconsolidation related to Alibaba Pictures.

Significant financial and operating decisions of Alibaba Pictures

The Company advises the Staff that the significant financial and operating decisions of Alibaba Pictures made in the ordinary course of business include:

•                  overseeing business operations and budgets;

•                  approving financial statements and public disclosure;

•                  overseeing internal controls (including appointing and setting the remuneration of the auditor);

•                  nominating or appointing (for casual vacancies) directors and appointing senior management;

•                  determining the remuneration of directors and senior management;

•                  administering Alibaba Pictures’ equity incentive plan, and

•                  approving major transactions and related party transactions.

Decisions made by Alibaba Pictures’ board of directors

All of these decisions are made by Alibaba Pictures’ board of directors (the “Alibaba Pictures Board”) at meetings or by written resolution. Matters decided at meetings of the Alibaba Pictures Board are determined by a vote by the majority of directors present. Decisions made by written resolution require approval by all directors.

Decisions subject to approval by Alibaba Pictures’ shareholders

Among these significant financial and operating decisions, the election and remuneration of directors, the appointment and remuneration of the auditor and the adoption of annual financial statements are subject to approval by shareholders pursuant to the Bye-laws of Alibaba Pictures (the “Bye-laws”). The rules of the Hong Kong Stock Exchange also require major transactions and certain related party transactions (which fall under the definition of connected transactions under the rules of the Hong Kong Stock Exchange) above prescribed thresholds to be approved by shareholders. These matters are approved by a majority of votes at shareholder meetings (in the case of related party transactions, excluding the votes of any shareholder who is also a related party to the transaction).

In addition, under paragraph 58 of the Bye-laws, shareholder(s) holding at least 10% of Alibaba Pictures’ equity interest have the right, by written requisition, to require a shareholder meeting to be called for the transaction of any business (including the removal of directors pursuant to paragraph 86(4) of the Bye-laws), and such meeting is to be held within two months after the deposit of the requisition. The Alibaba Pictures Board also has the discretion to put to a shareholder vote other matters that do not require shareholder approval under the Bye-laws or the rules of the Hong Kong Stock Exchange. However, the Alibaba Pictures Board has not exercised this discretion in practice. Since June 2014, when the Company first acquired a controlling interest in Alibaba Pictures, the Alibaba Pictures Board has never submitted any matter beyond the requirements of the Bye-laws or the rules of the Hong Kong Stock Exchange for shareholder approval.

•                  Based on your response and the publicly available annual reports of Alibaba Pictures, it appears that directors who are “related” to you did not represent a majority of Alibaba Pictures’ board of directors or nomination committee in the years immediately before or after the June 2015 deconsolidation. It appears that you did not control Alibaba Pictures’ board of directors until your March 2019 re-consolidation. With regards to the significant financial and operating decisions made by Alibaba Pictures’ board of directors that you identify in response to the bullet point above, such as selecting, terminating, and setting the compensation of management, please provide us with your analysis of whether you controlled these board decisions prior to the June 2015 share placement and whether this control ceased following the June 2015 share placement. If you believe you controlled these board decisions prior to the June 2015 share placement but ceased to control them after the share placement, please tell us in reasonable detail if and how there was a substantive change to the governance, management, and oversight of Alibaba Pictures that caused this change in your conclusion regarding your control of board decisions. Alternatively, if you believe you did not control these board decisions before or after the June 2015 share placement, tell us in more detail why you believe it was appropriate to consolidate Alibaba Pictures prior to June 2015 despite a lack of control over significant decisions made by the board.

The Company advises the Staff that, prior to the completion of Alibaba Pictures’ placement of newly-issued ordinary shares on June 11, 2015 (the “2015 Transaction”), the Company controlled the significant financial and operating decisions made by the Alibaba Pictures Board. Although directors who are related to the Company did not represent a majority of the Alibaba Pictures Board, the Company nevertheless was able to exercise control because, with approximately 60% of the equity interest in Alibaba Pictures, the Company was entitled to unilaterally change the composition of the Alibaba Pictures Board at any time. This ability, whether fully exercised, was the key factor in determining that the Company had control over Alibaba Pictures prior to the 2015 Transaction under the voting interest model in ASC 810.

Although the composition of the Alibaba Pictures Board immediately before and after the 2015 Transaction remained the same, the Company considered the dilution of its equity interest in Alibaba Pictures to 49.5% to have been a substantive change to the governance, management and oversight of Alibaba Pictures. Because the Company lost the ability to unilaterally change the composition of the Alibaba Pictures Board, it was no longer entitled to control the decisions made by the Alibaba Pictures Board. Accordingly, the Company deconsolidated Alibaba Pictures at that time.

•                  Please clarify for us why you believe directors of Alibaba Pictures who were appointed and/or nominated by you during the time you controlled and consolidated Alibaba Pictures, as well as your former employees, represent individuals “not related to Alibaba Group” during the time you deconsolidated Alibaba Pictures.

Directors appointed and/or nominated by the Company

The Company advises the Staff that the Company nominated three individuals to serve as directors of Alibaba Pictures in connection with its acquisition of a controlling interest in Alibaba Pictures in June 2014. These directors were elected by the shareholders of Alibaba Pictures at the shareholder meeting held to approve the Company’s acquisition of a controlling interest. For the Staff’s further information, the Company also notes that directors of Alibaba Pictures typically have been first appointed by the Alibaba Pictures Board pursuant to the Bye-laws to hold office until the first shareholder meeting after their appointment and they are subject to election at such meeting. Other than the three directors that the Company nominated, all other individuals who served as directors of Alibaba Pictures immediately before, during and immediately after the period in which the Company deconsolidated Alibaba Pictures (the “Deconsolidation Period”) were appointed by the Alibaba Pictures Board and then elected in this manner.

Among the three directors nominated by the Company, Messrs. Xiaofeng SHAO and Mr. Chunning LIU were related to the Company because they were the Company’s employees (Mr. Shao is still an employee of the Company). On the other hand, Mr. Lianjie LI, popularly known as Jet Li, is not related to the Company. The Company nominated Mr. Li because he is a well-respected actor and filmmaker. He has never been an employee of the Company and has never been a related party of the Company under ASC 810-10-20. The Company does not control Mr. Li and he does not represent the Company on the Alibaba Pictures Board.

Directors who are former employees of the Company

Among the individuals who served as directors of Alibaba Pictures immediately before, during and immediately after the Deconsolidation Period, two are former employees of the Company. These two individuals, Ms. Wei ZHANG and Mr. Kangming DENG, were Alibaba Pictures’ employees when they served as Alibaba Pictures’ directors (Ms. Zhang is still an employee of Alibaba Pictures). The Alibaba Pictures Board appointed them as directors because they had relevant experience that the Alibaba Pictures Board believed could add value to Alibaba Pictures’ business and operations. Ms. Zhang has many years of experience in the media and entertainment industry. Mr. Deng worked for many years in the human resources departments of the Company and its affiliated entities. During the Deconsolidation Period, they were not employees of the Company and were not related parties of the Company under ASC 810-10-20.

Also, Ms. Zhang and Mr. Deng began serving as directors of Alibaba Pictures after the Company ceased to control Alibaba Pictures. The Alibaba Pictures Board appointed them effective January 1, 2016, and they were elected by shareholders at Alibaba Pictures’ annual shareholder meeting held in June 2016.

The Company further advises the Staff that, in any case, whether or not Mr. Li, Ms. Zhang and Mr. Deng are related to the Company does not affect the Company’s conclusion to deconsolidate Alibaba Pictures after the 2015 Transaction. Because the Company no longer held a majority of the voting interest in Alibaba Pictures, other shareholders could remove these individuals and any other directors at a shareholder meeting by a majority of votes. As discussed above, shareholder(s) holding 10% or more of the Alibaba Pictures’ equity interest may call a shareholder meeting to remove a director.

•                  Please also tell us how you considered whether your related party relationship with the Chairman of the board or the board member who is also the CEO should impact your analysis of your control over the significant financial and operating decisions of Alibaba Pictures. Your response appears to indicate that the Chairman of the board and the CEO of Alibaba Pictures were individuals related to you during a significant portion of the time that you accounted for your investment in Alibaba Pictures under the equity method.

The Company advises the Staff that the Company’s relationship with the chairman of the Alibaba Pictures Board and/or CEO of Alibaba Pictures did not impact the Company’s analysis of its control over the significant financial and operating decisions of Alibaba Pictures. As discussed above, after the 2015 Transaction, the Company was no longer entitled to control these decisions because it lost the ability to unilaterally change the composition of the Alibaba Pictures Board when its equity interest in Alibaba Pictures was diluted to 49.5%.

In addition, after the Company’s equity interest in Alibaba Pictures was diluted to 49.5%, the Company was no longer able to control the appointment or removal of the chairman and CEO. The other shareholders then became entitled to remove the chairman from the Alibaba Pictures Board at a shareholder meeting by a majority of votes. The Alibaba Pictures Board, which the Company no longer controlled, could also replace the CEO.

(c) Acquisitions and integration of Rajax Holding (“Ele.me”) and Koubei Holding Limited (“Koubei”), page F-43

2. We note your response to comment 2. You indicate that the shareholders of Ele.me and Koubei received common and/or preferred shares of the new holding company immediately after the integration “based on a formula that applied to all shareholders.” Please describe the specific formula used and tell us how the formula was derived. Please confirm whether or not the exchange was conducted to ensure each Ele.me and Koubei shareholder relinquished and received equity with equivalent fair values.

The Company advises the Staff that shareholders of Ele.me received 0.045 ordinary share of the new holding company for each ordinary share of Ele.me they held, while the shareholders of Koubei received 0.546 ordinary/preferred share of the new holding company for each ordinary/preferred share of Koubei they held (Ele.me did not have preferred shares). Based on these ratios, Ele.me’s equity and Koubei’s equity represented approximately 60% and 40%, respectively, of the fair value of the new holding company’s equity. The number of shares in the new holding company that Koubei and Ele.me shareholders received was negotiated among the Company and established, third-party institutional shareholders, which the Company believes ensured that each Ele.me and Koubei shareholder received equity in the new holding company at fair value equivalent to their previous shareholding in Koubei and Ele.me prior to the integration.

Form 6-K filed November 13, 2019

Exhibit 99.2 - Unaudited Condensed Consolidated Financial Statements for the three months ended September 30, 2018 and 2019 — Alibaba Group

Note 4. Significant restructuring transaction, equity transactions, mergers and acquisitions and investments

(a) Restructuring of the relationship with Ant Financial and Alipay, page F-17

3. We note that during September 2019 you received a newly-issued 33% equity interest in Ant Financial following the satisfaction of the closing conditions of the SAPA. We have the following comments:

•                  Your disclosure indicates that you account for this interest in Ant Financial using the equity method, you initially recorded this investment at cost, and you also recorded a material RMB 69.2 billion gain in interest and investment income upon completion of the transaction. Please explain to us the nature of this gain and cite the authoritative GAAP guidance that supports your accounting treatment.

The Company refers the Staff to the disclosure starting on page 83 of “Exhibit 99.1 — Alibaba Group Supplemental and Updated Disclosures” of a Form 6-K filed with the Commission on November 13, 2019, which describes the share and asset purchase agreement dated as of August 12, 2014, by and among the Company, Ant Financial and the other parties thereto (as amended from time to time, the “SAPA”). The SAPA stipulates the closing conditions for Ant Financial’s issuance to the Company of 33% of its equity interest (the “Ant Financial Interest”). In September 2019, following the satisfaction of these conditions (primarily the required Chinese regulatory approvals), the Company received the Ant Financial Interest through a subsidiary established in the People’s Republic of China. Pursuant to the SAPA, the cash consideration the Company paid to receive the Ant Financial Interest was fully funded by payments from Ant Financial and its subsidiaries to the Company in consideration for certain intellectual property rights (the “Relevant IP Rights”) that the Company transferred to Ant Financial in September 2019 pursuant to the SAPA. The accounting of this transaction was reflected in the Company’s financial statements at the time of closing in September 2019.

The Company advises the Staff that, upon the issuance of the Ant Financial Interest, the Company accounted for its equity interest in Ant Financial under the equity method and recorded this equity interest in “Investment in equity investees” together with a net gain of RMB69.2 billion, which is comprised of (1) a one-time gain of RMB87.5 billion and (2) cost reimbursement income of RMB0.6 billion, net of (3) deferred tax liabilities of RMB18.9 billion.

(1) One-time gain of RMB87.5 billion

In analyzing the accounting treatment for the transfer of the Relevant IP Rights in exchange for the Ant Financial Interest, the Company first assessed whether the Company should record a disposal gain on the transfer of the Relevant IP Rights, and concluded that the Company should record a disposal gain because the Relevant IP Rights had a carrying value of zero as of the closing date of the transaction. The Company determined the amount of this disposal gain based on the value of the Ant Financial Interest. The amount of this disposal gain also served as the “initial accounting cost” of the equity investment by the Company.

ASC 323-10-35-13 requires the Company to account for the difference between the initial accounting cost of the investment and the amount of underlying equity in net assets as if the investee was a consolidated subsidiary. Accordingly, the Company performed a purchase price allocation for its investment in Ant Financial in the same manner as a business combination in accordance with ASC 805. Given that the initial accounting cost (mentioned above) was less than the Company’s proportionate share of the fair value of the net identifiable assets of Ant Financial as of the closing date of the transaction (as discussed below), the Company recorded a further step-up adjustment to the gain as a result of the purchase price allocation.

A more detailed explanation, including reference to the relevant guidance used in the Company’s accounting analysis, is set forth below:

Initial accounting cost of the investment

As discussed above, the Company’s cash consideration to acquire the Ant Financial Interest was fully funded by cash payments from Ant Financial to the Company for the Relevant IP Rights that the Company transferred to Ant Financial upon the issuance of the Ant Financial Interest in September 2019. In substance, the Company received the Ant Financial Interest in exchange for the Relevant IP Rights. Based on its analysis, the Company determined that the accounting treatment described below was the most appropriate one, to reflect this substance.

Measurement basis and timing of recognition of the investment: ASC 323 Investments — Equity Method and Joint Ventures

ASC 323-10-30-2(b) provides that “an investor shall initially measure, at fair value, an investment in the common stock of an investee (including a joint venture) recognized upon the derecognition of a distinct nonfinancial asset or distinct in substance nonfinancial asset in accordance with Subtopic 610-20.” Following this guidance, the Company measured the Ant Financial Interest at its fair value and recognized the equity interest upon the derecognition of the Relevant IP Rights (which are distinct nonfinancial assets).

Timing of fair value measurement of the investment: ASC 610-20 Gains and Losses from the Derecognition of Nonfinancial Assets and ASC 606 Revenue from Contracts with Customers

The Company further considered guidance under ASC 610-20 for the timing of measurement of the Ant Financial Interest. The relevant guidance include:

•                  ASC 610-20-32-4 — “If an entity transfers control of a distinct nonfinancial asset or distinct in substance nonfinancial asset in exchange for a noncontrolling interest, the entity shall consider the noncontrolling interest received from the counterparty as noncash consideration and shall measure it in accordance with the guidance in paragraphs 606-10-32-21 through 32-24.”

•                  ASC 606-10-32-21 — “To determine the transaction price for contracts in which a customer promises consideration in a form other than cash, an entity shall measure the estimated fair value of the noncash consideration at contract inception (that is, the date at which the criteria in paragraph 606-10-25-1 are met).” (Emphasis in bold added)

Following the guidance cited above, the Company considered the Ant Financial Interest as noncash consideration for the Relevant IP Rights and measured such noncash consideration based on its fair value (as required under ASC 323-10-30-2(b)) at contract inception.

To determine the contract inception date, the Company assessed the criteria for identifying a contract as prescribed by ASC 606-10-25-1 and concluded that the contract inception date for the purpose of measuring the Ant Financial Interest was in late 2014 (the management judgment involved in determining the contract inception date is further explained below). The fair value of the Ant Financial Interest at contract inception in late 2014 was approximately RMB12.2 billion, as determined by reference to the results of valuation performed by an independent valuer at the time.  Since the Relevant IP Rights had zero carrying value, the exchange of the Relevant IP Rights for the Ant Financial Interest resulted in a gain of RMB12.2 billion.  This amount is also the initial accounting cost of the Company’s investment in Ant Financial.

Step-up adjustment arising from purchase price allocation

Upon the receipt of the Ant Financial Interest, the Company engaged an independent valuer to assist with the purchase price allocation. Based on the preliminary valuation results, the Company’s 33% share of the fair value of Ant Financial’s net identifiable assets was approximately RMB87.5 billion, which exceeded the initial accounting cost of the investment in Ant Financial (i.e., RMB12.2 billion).

ASC 323 is not explicit on how the above difference shall be recognized by the investor when the investor’s share of the fair value of investee’s net assets acquired is greater than the initial accounting cost of the same investment. Given the lack of authoritative guidance directly addressing the accounting treatment of this scenario, the Company assessed various views derived from the interpretations of the principles and concepts under ASC 323-10-35 and by analogy to ASC 805-30. The Company also noted that there is diversity in views among the “Big Four” accounting firms over the accounting treatment of this difference. In the absence of specific guidance under U.S. GAAP and the diversity in views, the Company made reference to the guidance under IFRS, which states that such difference shall be recognized as income.

The Company assessed and concluded to recognize the difference of approximately RMB75.3 billion as income with a corresponding increase in the initial accounting cost of the investment in Ant Financial. The management judgment involved in recognizing the difference as income is further explained in the response to the question below.  This resulted in the Company recording a total one-time gain of RMB87.5 billion for this transaction.

(2) Cost reimbursement income of RMB0.6 billion

The cost reimbursement income represents the reimbursement from Ant Financial for the transaction cost incurred by the Company in relation to transfer of the Relevant IP Rights pursuant to the SAPA.

(3) Deferred tax liabilities of RMB18.9 billion

The deferred tax liabilities represent the deferred tax effect on the Company’s receipt of the Ant Financial Interest.

•                  We note your statement on page F-18 that you made significant management judgments related to the measurement of the 33% equity interest and the recognition of the gain; please describe to us these significant management judgments.

The Company advises the Staff that the significant management judgments include (1) the determination of the contract inception date for the measurement of the Ant Financial Interest and (2) the determination of the appropriate accounting treatment for the difference between the investor’s share of the fair value of an investee’s net identifiable assets acquired and the cost of investment, when the former is greater than the latter.

(1) Determination of the contract inception date

The Company exercised judgment in determining the contract inception date for the purpose of measuring the initial accounting cost of the Ant Financial Interest. The Company assessed the criteria under ASC 606-10-25-1, one of which is focused on the legal enforceability of the agreement between the two parties. Since the Company’s enforceable rights to obtain (and Ant Financial’s obligations to issue and deliver) the Ant Financial Interest was subject to Ant Financial having obtained certain government approvals, the key question was determining the time when Ant Financial’s legal obligation to pursue the necessary government approvals was first triggered. Answering this question involved significant judgment regarding whether and when Ant Financial’s obligation to seek the necessary approvals was triggered under the SAPA. The Company assessed the criteria under ASC 606-10-25-1 and concluded that Ant Financial’s obligation to pursue the necessary approvals was triggered in late 2014. Accordingly, the Company determined that the contract inception date was in late 2014.

(2) The accounting treatment for the difference between the investor’s share of the fair value of an investee’s net identifiable assets acquired and the cost of investment, when the former is greater than the latter

ASC 323 is not explicit on how the difference shall be recognized by the investor when the investor’s share of the fair value of investee’s net assets acquired is greater than the cost of investment. There is diversity in views among the “Big Four” accounting firms. The Company considered these two alternative treatments:

•                  Adjustment of the investment cost via a step-up gain so that the investment cost will be equal to the investor’s proportionate share of the fair value of the net identifiable assets of the investee (an analogy to ASC 805-30-25); and

•                  Allocation of the excess of the investor’s proportionate share of the fair value of the investee’s net identifiable assets over the investment cost as a pro-rata reduction (on a fair value basis) of the amounts that otherwise would have been assigned to the acquired noncurrent assets (an analogy to ASC 805-50-25).

The Company exercised judgment and adopted the first alternative after considering a number of factors, including:

•                  the interpretations of the principles and concepts under ASC 323-10-35 and by analogy with ASC 805-30;

•                  literature under IFRS for similar transactions, which provides explicit guidance on the treatment of the difference between the cost of investment and the share of fair value of the equity method investee’s net identifiable assets to be recognized (and is consistent with the first alternative above) — IAS 28 paragraph 32(b) provides that “[a]ny excess of the entity’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity’s share of the associate or joint venture’s profit or loss in the period in which the investment is acquired”; and

•                  given that the Company’s share of the proportionate carrying value of Ant Financial’s net assets (before fair value adjustment as of the closing date) already exceeded the investment cost of RMB12.2 billion as of the closing date, adopting the second alternative would lead to an immediate reduction of all non-current assets underlying the Ant Financial Interest to zero, which, given the magnitude of the difference, would require the Company to make significant adjustments to the results of Ant Financial for the purpose of equity pick-up in all future periods (for instance, reversal of depreciation and amortization expenses relating to non-current assets) and would likely mislead the readers of the Company’s financial statements by presenting a distorted picture of Ant Financial’s performance.

In the absence of explicit guidance and diversity in views under U.S. GAAP, the Company determined that adopting the first alternative to record the difference as part of the one-time gain of RMB87.5 billion is more appropriate.

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If you have any question regarding the responses contained in this Letter, please do not hesitate to contact me at +852-2514-7660 or dfertig@stblaw.com.

Very truly yours,

/s/ Daniel Fertig

Daniel Fertig

Enclosures

cc:	Daniel Yong Zhang, Chief Executive Officer
Maggie Wei Wu, Chief Financial Officer
Timothy A. Steinert, General Counsel and Secretary
Alibaba Group Holding Limited

William Lam
Vivian Xu
PricewaterhouseCoopers